UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GENENCOR INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

DANISCO A/S
DANISCO HOLDING USA INC.
DH SUBSIDIARY INC.
A/S PSE 38 NR. 2024

(Name of Filing Persons (Offeror, Affiliates of Offeror))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

368709101

(CUSIP Number)

Jørgen Rosenlund
Group General Counsel, Vice President
Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
011-45-3-266-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

copy to:

Robert A. McTamaney, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$676,053,224	$79,572

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of the 35,119,648 shares of common stock of Genencor International, Inc. outstanding as of January 31, 2005 and not owned of record by Danisco A/S or its subsidiaries at the tender offer price of $19.25 per share of common stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer (the "Offer") by DH Subsidiary Inc., a Delaware corporation ("Buyer") and an indirect wholly owned subsidiary of Danisco A/S., a Danish corporation ("Danisco"), to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Genencor International, Inc., a Delaware corporation (the "Issuer"), at a purchase price of $19.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 15, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) respectively. This Schedule TO is being filed on behalf of Buyer, Danisco, Danisco Holding USA Inc., and A/S PSE 38 nr. 2024.

The information set forth in the Offer to Purchase, including the Schedules and Annexes thereto, is hereby incorporated by reference in answer to items 1 through 11 and 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the captions "Summary Term Sheet" and "Questions and Answers about the Tender Offer" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Certain Information Concerning Genencor" is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under the caption "Introduction" is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Certain Information Concerning the Bidder Group" and in Annex A ("Directors and Executive Officers of the Bidder Group") and Annex B ("Directors and Executive Officers of Genencor International, Inc.") thereto is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)	The information set forth in the Offer to Purchase under the captions "Introduction," "Special Factors - The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger," "The Tender Offer - Terms of the Offer," "The Tender Offer - Acceptance for Payment and Payment for Shares," "The Tender Offer - Procedure for Tendering Shares," "The Tender Offer - Withdrawal Rights" and "The Tender Offer - Certain United States Federal Income Tax Considerations" is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	The information set forth in the Offer to Purchase under the captions "Special Factors - Background of the Offer," "Special Factors - Security Ownership of Certain Beneficial Owners," "Special Factors - Related Party Transactions," "Special Factors - Interests of Certain Persons in the Offer" and in Annex A ("Directors and Executive Officers of the Bidder Group") thereto is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under the captions "Special Factors - Background of the Offer," "Special Factors - Security Ownership of Certain Beneficial Owners," "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger," "Special Factors - Transactions and Arrangements Concerning the Shares," and "Special Factors - Certain Agreements Relating to the Offer and the Merger" is incorporated herein by reference.

ITEM 6.    PURPOSE OF THIS TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in the Offer to Purchase under the captions "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger," "Special Factors - Certain Agreements Relating to the Offer and the Merger" and "Special Factors - The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" is incorporated herein by reference.

(c)(1)-(7)	The information set forth in the Offer to Purchase under the captions "Introduction," "Special Factors - Background of the Offer," "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger," "Special Factors - Certain Agreements Relating to the Offer and the Merger," "Special Factors - The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" and "The Tender Offer - Certain Effects on the Market for the Shares" is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) and (b)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Source and Amount of Funds" is incorporated herein by reference.

(d)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE COMPANY.

The information set forth in the Offer to Purchase under the "Introduction," "Special Factors - Background of the Offer," "Special Factors - Security Ownership of Certain Beneficial Owners," "Special Factors - Transactions and Arrangements Concerning the Shares," "Special Factors - Related Party Transactions," "Special Factors - Interests of Certain Persons in the Offer" and in Annex A ("Directors and Executive Officers of the Bidder Group") thereto is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Fees and Expenses" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

(a)	The financial statements of Buyer are not material to the Offer.

(b)	The pro forma financial statements of Buyer are not material to the Offer.

ITEM 11.    ADDITIONAL INFORMATION.

(a)(1)	The information set forth in the Offer to Purchase under the caption "Special Factors - Certain Agreements Relating to the Offer and the Merger" is incorporated herein by reference.

(a)(2)-(3)	The information set forth in the Offer to Purchase under the captions "The Tender Offer - Acceptance for Payment and Payment for Shares," "The Tender Offer - Certain Conditions of the Offer," and "The Tender Offer - Certain Legal Matters" is incorporated herein by reference.

(a)(4)	The information set forth in the Offer to Purchase under the captions "Special Factors - The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" and "The Tender Offer - Certain Legal Matters" is incorporated herein by reference.

(a)(5)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Certain Legal Matters" is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase and the Letter of Transmittal, including the Annexes thereto, is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated February 15, 2005.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Summary Advertisement to be published February 16, 2005.

(a)(1)(viii)	Text of Joint Press Release issued by Danisco A/S and Genencor International, Inc. on January 27, 2005 (previously filed as Exhibit 99.1 to the Schedule TO filed by Danisco A/S on January 27, 2005 and incorporated herein by reference).

(a)(1)(ix)	Text of news release posted by Danisco A/S on its website and issued to the Copenhagen Stock Exchange (previously filed as Exhibit 99.2 to the Schedule TO filed by Danisco on January 27, 2005 and incorporated herein by reference).

(a)(1)(x)	Slideshow presentation by Danisco A/S on January 27, 2005 (previously filed as Exhibit 99.1 to the Schedule TO filed by Danisco A/S on January 27, 2005 and incorporated herein by reference).

(a)(1)(xi)	Transcript of January 27, 2005 Conference Call (previously filed as Exhibit 99.1 to the Schedule TO filed by Danisco A/S on January 31, 2005 and incorporated herein by reference).

(a)(1)(xii)	Written materials used by Mr. Duch-Pedersen in connection with a presentation to Employees of Genencor International, Inc. on February 1, 2005 (previously filed as Exhibit 99.1 to the Schedule TO filed by Danisco A/S on February 1, 2005 and incorporated herein by reference).

(a)(1)(xiii)	Slideshow presentation, dated February 1, 2005 (previously filed as Exhibit 99.2 to the Schedule TO filed by Danisco A/S on February 1, 2005 and incorporated herein by reference).

(a)(5)(i)	Complaint of Ronald Zappolla against Genencor International, Inc., et al., Civil Action No. 1052-N, filed in the Court of Chancery of the State of Delaware on January 27, 2005.

(a)(5)(ii)	Complaint of Mirfred Partners LLC against Genencor International, Inc., et al., Civil Action No. 1053-N, filed in the Court of Chancery of the State of Delaware on January 27, 2005.

(a)(5)(iii)	Complaint of Dennis Rice against Genencor International, Inc., et al., Civil Action No. 105CV 034734, filed in Superior Court of the State of California, County of Santa Clara on January 27, 2005.

(a)(5)(iv)	Complaint of Walter Sloboda against Genencor International, Inc., et al., Civil Action No. 1072-N, filed in the Court of Chancery of the State of Delaware on February 4, 2005.

(a)(5)(v)	Complaint of John Baker, on behalf of himself and all others similarly situated, against Genencor International, Inc., et al. filed in Superior Court of the State of California, County of Santa Clara on February 8, 2005.

(b)	Commitment Letter, dated February 4, 2005, from Danske Bank (previously filed as Exhibit 99.8 to the Schedule 13D filed by Danisco A/S on February 7, 2005 and incorporated herein by reference).

(d)(1)	Acquisition Agreement, dated January 27, 2005, among Danisco A/S, DH Subsidiary Inc. and Genencor International, Inc. (included as Annex D to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(d)(2)	Stock Purchase Agreement, dated January 27, 2005, among Danisco A/S, DH Subsidiary Inc., Eastman Chemical Company and Eastman Chemical Company Investments, Inc. (previously filed as Exhibit 99.1 to the Schedule 13D filed by Danisco A/S on February 7, 2005 and incorporated herein by reference).

(d)(3)(i)	Stockholder Agreement, dated July 25, 2000, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.5 to Amendment No. 4 to Genencor International, Inc.'s registration statement on Form S-1 (Registration No. 333-36452) filed on July 26, 2000).

(d)(3)(ii)	First Amendment to Stockholder Agreement, dated February 16, 2001, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.2 to Genencor International, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).

(d)(3)(iii)	Second Amendment to Stockholder Agreement, dated November 15, 2002, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.3 to Genencor International, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).

(d)(3)(iv)	Third Amendment to Stockholder Agreement, dated April 2, 2003, among Danisco, Eastman and the Issuer (incorporated by reference to Exhibit 10.4 to the Issuer's annual report on Form 10-K for the year ended December 31, 2003).

(d)(3)(v)	Fourth Amendment to Stockholder Agreement, dated January 27, 2005, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.1 to Genencor International, Inc.'s current report on Form 8-K dated January 27, 2005).

(g)	None.

(h)	None.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

Item 2.    Subject Company Information.

(d)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Price Range of Shares; Dividends" is incorporated herein by reference.

(e)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Certain Information Concerning Genencor" is incorporated herein by reference.

(f)	The information set forth in the Offer to Purchase under the captions "Special Factors - Certain Agreements Relating to the Offer and the Merger," "Special Factors - Transactions and Arrangements Concerning the Shares" and "The Tender Offer - Certain Information Concerning Genencor" is incorporated herein by reference.

Item 4.    Terms of the Transaction

(c)	The information set forth in the Offer to Purchase under the captions "Special Factors - Position of the Bidder Group Regarding the Fairness of the Offer and the Merger" and "Special Factors - Certain Agreements Relating to the Offer and the Merger" is incorporated herein by reference.

(d)	The information set forth in the Offer to Purchase under the caption "Special Factors - Appraisal Rights" and in Annex C ("Section 262 of the Delaware General Corporation Law") thereto is incorporated herein by reference.

(e)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Fees and Expenses" is incorporated herein by reference.

(f)	Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(c)	The information set forth in the Offer to Purchase under the captions "Special Factors - Background of the Offer," "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger," "Special Factors - Certain Agreements Relating to the Offer and the Merger" and "Special Factors - Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

(e)	The information set forth in the Offer to Purchase under the captions "Special Factors - Certain Agreements Relating to the Offer and the Merger" and "The Tender Offer - Procedure for Tendering Shares" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b)	The information set forth in the Offer to Purchase under the captions "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger" and "Special Factors - The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" is incorporated herein by reference.

(c)(8)	The information set forth in the Offer to Purchase under the captions "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger" and "Special Factors - The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a),(b),(c)	The information set forth in the Offer to Purchase under the captions "Special Factors - Background of the Offer," "Special Factors - Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger" and "Special Factors - The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" is incorporated herein by reference.

(d)	The information set forth in the Offer to Purchase under the captions "Special Factors - The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger," "Special Factors - Appraisal Rights" and "The Tender Offer - Certain United States Federal Income Tax Considerations" is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a) and (b)	The information set forth in the Offer to Purchase under the captions "Special Factors - Recommendation of the Special Committee; Fairness of the Offer and the Merger" and "Special Factors - Position of the Bidder Group Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

(c), (d) and (e)	The information set forth in the Offer to Purchase under the captions "Special Factors - Recommendation of the Special Committee; Fairness of the Offer and the Merger," "Special Factors - Position of the Bidder Group Regarding the Fairness of the Offer and the Merger" and "The Tender Offer - Certain Conditions of the Offer."

(f)	The information set forth in the Offer to Purchase under the captions "Special Factors - Background of the Offer" and "Special Factors - Purpose and Structure of the Offer and the Merger; Certain Effects of the Offer and the Merger" is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations

(a)-(c)	The information set forth in the Offer to Purchase under the captions "Special Factors - Recommendation of the Special Committee; Fairness of the Offer and the Merger" and "Special Factors - Position of the Bidder Group Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

Item 10.    Source and Amount of Funds and Other Consideration

(c)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Fees and Expenses" is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

(d)	The information set forth in the Offer to Purchase under the captions "Special Factors - Certain Agreements Relating to the Offer and the Merger," "Special Factors - Security Ownership of Certain Beneficial Owners" and "Special Factors - Interests of Certain Persons in the Offer" is incorporated herein by reference.

(e)	The information set forth in the Offer to Purchase under the captions "Special Factors - Recommendation of the Special Committee; Fairness of the Offer and the Merger" and "Special Factors - Position of the Bidder Group Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

Item 13.    Financial Information

(a)	The information set forth in the Offer to Purchase under the caption "The Tender Offer - Certain Information Concerning Genencor" is incorporated herein by reference.

(b)	The effect of the transaction on Genencor's balance sheet, statement of income, earnings per share and ratio of earnings to fixed charges, and book value per share is not material.

Item 14.    Persons/Assets Retained, Employed, Compensated or Used

(b)	None.

Item 16.    Exhibits

(c)(1)	Presentation of Deutsche Bank Securities Inc. to Danisco A/S, dated November 30, 2004.

(c)(2)	Presentation of Deutsche Bank Securities Inc. to Danisco A/S, dated December 3, 2004.

(f)	Section 262 of the Delaware General Corporation Law (included as Annex C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DANISCO A/S

By: /s/ Alf Duch-Pedersen

Name: Alf Duch-Pedersen

Title: Chief Executive Officer

By: /s/ Søren Bjerre-Nielsen

Name: Søren Bjerre-Nielsen

Title: Executive Vice President, Chief Financial Officer

DANISCO HOLDING USA INC.

By: /s/ Jørgen Rosenlund

Name: Jørgen Rosenlund

Title: Vice President/Group General Counsel

DH SUBSIDIARY INC.

By: /s/ Jørgen Rosenlund

Name: Jørgen Rosenlund

Title: Vice President/Group General Counsel

A/S PSE 38 NR. 2024

By: /s/ Alf Duch-Pedersen

Name: Alf Duch-Pedersen

Title: Chief Executive Officer

By: /s/ Søren Bjerre-Nielsen

Name: Søren Bjerre-Nielsen

Title: Executive Vice President, Chief Financial Officer

Date: February 15, 2005

INDEX TO EXHIBITS

Exhibit	Description
(a)(1)(i)	Offer to Purchase, dated February 15, 2005.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Summary Advertisement to be published February 16, 2005.
(a)(1)(viii)	Text of Joint Press Release issued by Danisco A/S and Genencor International, Inc. on January 27, 2005 (previously filed as Exhibit 99.1 to the Schedule TO filed by Danisco on January 27, 2005 and incorporated herein by reference)
(a)(1)(ix)	Text of news release posted by Danisco A/S on its website and issued to the Copenhagen Stock Exchange (previously filed as Exhibit 99.2 to the Schedule TO filed by Danisco on January 27, 2005 and incorporated herein by reference).
(a)(1)(x)	Slideshow presentation by Danisco A/S on January 27, 2005 (previously filed as Exhibit 99.1 to the Schedule TO filed by Danisco A/S on January 27, 2005 and incorporated herein by reference).
(a)(1)(xi)	Transcript of January 27, 2005 Conference Call (previously filed as Exhibit 99.1 to the Schedule TO filed by Danisco A/S on January 31, 2005 and incorporated herein by reference).
(a)(1)(xii)	Written materials used by Mr. Duch-Pedersen in connection with a presentation to Employees of Genencor International, Inc. on February 1, 2005 (previously filed as Exhibit 99.1 to the Schedule TO filed by Danisco A/S on February 1, 2005 and incorporated herein by reference).
(a)(1)(xiii)	Slideshow presentation, dated February 1, 2005 (previously filed as Exhibit 99.2 to the Schedule TO filed by Danisco A/S on February 1, 2005 and incorporated herein by reference).
(a)(5)(i)	Complaint of Ronald Zappolla against Genencor International, Inc., et al., Civil Action No. 1052-N, filed in the Court of Chancery of the State of Delaware on January 27, 2005.
(a)(5)(ii)	Complaint of Mirfred Partners LLC against Genencor International, Inc., et al., Civil Action No. 1053-N, filed in the Court of Chancery of the State of Delaware on January 27, 2005.
(a)(5)(iii)	Complaint of Dennis Rice against Genencor International, Inc., et al., Civil Action No. 105CV 034734, filed in Superior Court of the State of California, County of Santa Clara on January 27, 2005.
(a)(5)(iv)	Complaint of Walter Sloboda against Genencor International, Inc., et al., Civil Action No. 1072-N, filed in the Court of Chancery of the State of Delaware on February 4, 2005.

Exhibit	Description
(a)(5)(v)	Complaint of John Baker, on behalf of himself and all others similarly situated, against Genencor International, Inc., et al. filed in Superior Court of the State of California, County of Santa Clara on February 8, 2005.
(b)	Commitment Letter, dated February 4, 2005, from Danske Bank (previously filed as Exhibit 99.8 to the Schedule 13D filed by Danisco A/S on February 7, 2005 and incorporated herein by reference).
(c)(1)	Presentation of Deutsche Bank Securities Inc. to Danisco A/S, dated November 30, 2004.
(c)(2)	Presentation of Deutsche Bank Securities Inc. to Danisco A/S, dated December 3, 2004.
(d)(1)	Acquisition Agreement, dated January 27, 2005, among Danisco A/S, DH Subsidiary Inc. and Genencor International, Inc. (included as Annex D to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(d)(2)	Stock Purchase Agreement, dated January 27, 2005, among Danisco A/S, DH Subsidiary Inc., Eastman Chemical Company and Eastman Chemical Company Investments, Inc (previously filed as Exhibit 99.1 to the Schedule 13D filed by Danisco A/S on February 7, 2005 and incorporated herein by reference).
(d)(3)(i)	Stockholder Agreement, dated July 25, 2000, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.5 to Amendment No. 4 to Genencor International, Inc.'s registration statement on Form S-1 (Registration No. 333-36452) filed on July 26, 2000).
(d)(3)(ii)	First Amendment to Stockholder Agreement, dated February 16, 2001, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.2 to Genencor International, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).
(d)(3)(iii)	Second Amendment to Stockholder Agreement, dated November 15, 2002, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.3 to Genencor International, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).
(d)(3)(iv)	Third Amendment to Stockholder Agreement, dated April 2, 2003, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.4 to Genencor International, Inc.'s annual report on Form 10-K for the year ended December 31, 2003).
(d)(3)(v)	Fourth Amendment to Stockholder Agreement, dated January 27, 2005, among Danisco A/S, Eastman Chemical Company and Genencor International, Inc. (incorporated by reference to Exhibit 10.1 to Genencor International, Inc.'s current report on Form 8-K dated January 27, 2005).
(f)	Section 262 of the Delaware General Corporation Law (included as Annex C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None
(h)	None